Exhibit (a)(1)(v)

Offer To Purchase For Cash

All Outstanding Shares of Class A and Class B Common Stock

of

PLAYBOY ENTERPRISES, INC.

at

$6.15 NET PER SHARE

by

ICON MERGER SUB, INC.

a wholly owned direct subsidiary of

ICON ACQUISITION HOLDINGS, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 22, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

January 24, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), to act as Information Agent in connection with the offer by Icon Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Purchaser (“Sub”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Shares”), of Playboy Enterprises, Inc., a Delaware corporation (the “Company”), at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are enclosed herewith. Please furnish copies of the enclosed material to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Consummation of the Offer is subject to the condition that more than 50% of the Shares (treating Playboy’s Class A common stock and Class B common stock as a single class) outstanding on the expiration date of the Offer (other than Shares that certain persons have agreed to contribute to Purchaser and any Shares held by Purchaser, Sub and their respective affiliates) be validly tendered and not withdrawn. The Offer is also subject to certain other terms and conditions. See the section of the Offer to Purchase entitled “The Offer—Section 12. Certain Conditions of the Offer.”

Enclosed herewith are the following documents:

1. The Offer to Purchase, dated January 24, 2011.

2. The BLUE Letter of Transmittal for your use in tendering shares of Class A common stock and the GREEN Letter of Transmittal for your use in tendering shares of Class B common stock, including general instructions for certification of taxpayer ID number on Form W-9.

3. Notice of Guaranteed Delivery for Shares to be used to accept the Offer if procedures for tendering Shares set forth in the Offer to Purchase cannot be completed prior to the Expiration Date (as defined in the Offer to Purchase).

4. A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5. A return envelope addressed to the Depositary (as defined in the Offer to Purchase).

The terms and conditions of the Offer are described in the Offer to Purchase and in the related Letter of Transmittal. Your attention is directed to the following:

1.	The tender price is $6.15 per Share, net to the seller in cash without interest.

2.	The Offer is being made for all outstanding Shares.

3.	The Offer and withdrawal rights will expire at 5:00 p.m. Eastern time on February 22, 2011, unless the Offer is extended or earlier terminated.

4.	The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 9, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser, and Sub, pursuant to which, after completion of the Offer and the satisfaction or waiver of the conditions set forth therein, Sub will be merged with and into the Company, and the Company will be the surviving corporation (the “Merger”).

5.	The board of directors of the Company, acting upon the unanimous recommendation of the special committee of independent directors of the Company’s board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to and in the best interests of the holders of the Public Shares (as defined in the Offer to Purchase), (ii) approved the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that the holders of the Public Shares accept the Offer, tender their Shares pursuant to the Offer and (if required by applicable law) adopt the Merger Agreement and approve the Merger.

A properly completed and duly executed Letter of Transmittal, together with any other documents required by the Letter of Transmittal, or a confirmation of book-entry transfer of the Shares with the Depositary’s account at The Depository Trust Company (an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal will be sufficient for these purposes) must be received by the Depositary, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Any holder who desires to tender Shares and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person for soliciting tenders of Shares pursuant to the Offer (other than the Depositary and the Information Agent as described in the Offer to Purchase). Purchaser will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. Purchaser will pay or cause to be paid any stock transfer taxes with respect to the transfer and sale of purchased Shares to it pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 22, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Any inquiries you may have with respect to the Offer should be addressed to MacKenzie Partners, Inc., the Information Agent for the Offer, at 105 Madison Avenue, New York, New York 10016, telephone numbers (212) 929-5500 (call collect) or (800) 322-2885 (call toll free).

Requests for additional copies of the enclosed materials may also be directed to the Information Agent at the above address and telephone numbers.

Very truly yours,

MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF PURCHASER, THE COMPANY, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (call collect)

or Call Toll-Free (800) 322-2885

tenderoffer@mackenziepartners.com (email)